14048825

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH, DC
193

Mk 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Brasil Plural Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven B Schneider — 212-388-5623
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

State of New York
County of New York

OATH OR AFFIRMATION

I, Steven B Schneider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brasil Plural Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEE T. GOLD
Notary Public, State of New York
No. 01GO6289459
Qualified in New York County
Commission Expires September 30, 2017

Brasil Plural Securities LLC

Statement of Financial Condition

December 31, 2013

McGladrey

Assurance ▪ Tax ▪ Consulting

Brasil Plural Securities LLC

Statement of Financial Condition

December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
Brasil Plural Securities LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Brasil Plural Securities LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes, the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brasil Plural Securities LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 27, 2014

Brasil Plural Securities LLC

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and Cash Equivalents	$ 2,928,227
Receivables From Clearing Broker	824,663
Due From Parent	30,318
Investment in Brazilian Bond Fund, at fair value (cost $2,145,000)	2,148,462
Prepaid Expenses and Other Assets	243,084
Fixed Assets, at cost (net of accumulated depreciation/amortization of $20,799)	65,125
Total assets	$ 6,239,879
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 1,085,130
Payable to affiliate	455,949
Total liabilities	1,541,079
Member's Capital:	
Contributions	13,253,599
Accumulated deficit	(8,554,799)
Total Member's capital	4,698,800
Total liabilities and Member's capital	$ 6,239,879

See Notes to Statement of Financial Condition.

Note 1. Description of Organization

Brasil Plural Securities LLC (the "Company"), formerly known as PKBR Securities LLC through September 6, 2012, is a New York City based broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a Delaware Limited Liability Company on September 9, 2011. Its sole equity Member is Brasil Plural Holdings LLC (the "Member"). The Company's principal activity is to provide research to institutional investors wishing to invest in the Brazilian marketplace, as well as to provide execution in various Latin American and U.S.-based equity and fixed income markets. The Company does not trade proprietarily, and expects income to be generated from commissions earned based on research quality as well as execution quality. The Company is also engaged in a business as a securities broker-dealer in riskless principal transactions. The Company does not carry customer margin, nor cash accounts, and has a fully disclosed clearing relationship with Pershing LLC, a wholly owned company of the Bank of New York Mellon. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

The member will provide additional capital as needed to sustain the Company through at least January 1, 2015.

Note 2. Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted in the United States of America Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Basis of Presentation and Functional Currency: The financial statements have been prepared on the accrual basis of accounting in conformity with GAAP. The Company's functional currency is the U.S. dollar.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less at time of purchase to be cash and cash equivalents.

Note 2. Significant Accounting Policies (Continued)

Translation of Foreign Currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at the rate at the time of the transactions. Gains or losses resulting from foreign currency transactions are included in net income (loss).

Income Taxes: As a limited liability company, the Company is not subject to federal and state income taxes. The Company's Member separately accounts for its pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal and state income taxes.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in the U.S. federal jurisdiction, and various states. The 2013 and 2012 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Recently Issued Accounting Pronouncement: In July 2013, the SEC enacted new broker-dealer regulations, including amendments to Rules 17a-5 and 17a-11 under the Securities and Exchange Act of 1934. The amendment to Rule 17a-5 changes stipulated timing and nature of various financial statements and reports by broker-dealers and the audit objectives, testing and reports to be issued by the auditors. The SEC also adopted amendments to the customer protection, net capital, books and records, and notification rules for broker-dealers. Most of the changes as a result of the amendments are effective June 1, 2014. Management is currently assessing the impact of these regulations.

Note 3. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820") defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Note 3. Fair Value Measurement (Continued)

As a practical expedient, investments in other funds may be valued at the reported net asset value ("NAV") based on observable data such as ongoing redemption and/or subscription activity. In these cases, the NAV is considered as a Level 2 input. The Company may redeem its holding in the fund with 15 days' notice prior to last business day of each calendar month. Investment at December 31, 2013 represents Brazilian Bond, which is considered Level 2, measured using its NAV as an observable input data.

Note 4. Receivables From Clearing Broker

Receivables from clearing broker at December 31, 2013, consist of the following:

	Receivables
Deposits with clearing broker	$ 200,077
Receivable from clearing broker	238,657
Fees and commissions receivable/payable	385,929
	$ 824,663

Note 5. Fixed Assets

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation/ amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvements or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

A summary of fixed assets for the year ended December 31, 2013 is as follows:

Equipment	$ 27,454
Furniture and fixtures	28,796
Leasehold improvements	29,674
	85,924
Less accumulated depreciation/amortization	(20,799)
Fixed assets, net	$ 65,125

Note 6. Concentrations of Credit Risk

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Note 7. Member's Capital

The Member has the right, but not the obligation, to make capital contributions to the Company at such times and in such amounts as the Member determines.

Distributions shall be made to the Member at such times and in such amounts as the Member determines. Notwithstanding the foregoing, the Company, and the Member on behalf of the Company, shall not make any distribution if such distribution would violate the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), other applicable law, and/or applicable regulations of FINRA.

Note 8. Related Party Transactions

The Company introduces certain securities transactions to an affiliate, which acts as a clearing broker in the Brazilian market. Additionally, the company utilizes research through the affiliate.

The Company has entered into an agreement with the Member whereby expenses such as 100% of rent and utilities are allocated from the Member to the Company.

During 2013, the Member provided $9,770,000 of capital contributions, as needed, to sustain the Company's operations.

Note 9. Employee Benefit Plans

The Company has a defined contribution profit sharing plan that covers substantially all full-time employees and provides for discretionary annual contributions based upon a percent of compensation paid. The Company made a $32,866 contribution to the plan for the year ended December 31, 2013.

Note 10. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 11. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements in accordance with the alternative method as provided by the Rule, which requires that the Company maintains minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, both as defined.

At December 31, 2013, the Company had net capital of $3,047,721, which was $2,797,721 in excess of the required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. At December 31, 2013, the Company was in compliance with all such requirements.